Cravath, Swaine & Moore LLP

825 8th Avenue

New York, New York 10019

April 23, 2014

Via EDGAR

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

GasLog Partners LP

Registration Statement on Form F-1 (File No. 333-195109)

Ladies and Gentlemen:

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of GasLog Partners LP, a Marshall Islands limited partnership (the “Company”), we enclose the accompanying changed pages to Amendment No. 1 to the Registration Statement on Form F-1 of the Company (the “Registration Statement”), filed with the Commission on April 21, 2014 (File No. 333-195109), marked to indicate changes from the filed Registration Statement. The enclosed pages include, among other things, a preliminary price range for the common units to be offered under the Registration Statement and certain information previously left blank in the Registration Statement that is derived from such price range.

Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ William P. Rogers Jr.

William P. Rogers Jr.

Copy to:

Mr. Simon Crowe

Chief Financial Officer

GasLog Ltd.

c/o GasLog Monaco S.A.M.

Mr. Keith Benson

Latham & Watkins LLP